XP Investments US, LLC

(S.E.C. No. 8-68817)
(NFA ID 0444577)

Statement of Financial Condition

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68817

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **XP Investments US, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.●. box no.)

55 West 46th Street, 30th Floor

(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	**561-784-8922**	**steven.singer@xpi.us**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopersLLP

(Name – if individual, state last, first, and middle name)

545 NW 26th Street, Ste 800	**Miami,**	**FL**	**33127**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adelia Gomez _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XP Investments US, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of FL County of MIAMI DADE _____

Subscribed and sworn to (or affirmed) before me on this 27th day of FEBRUARY , 20 25 by ADELIA GOMEZ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public   Notary Signature _____

Signature: _____

Title: Chief Operations Officer

MARCELLE CANTARELLI GUERRA DE PETRIBU
MY COMMISSION # HH 369436
EXPIRES: March 5, 2027

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

XP Investments US, LLC
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of XP Investments US, LLC

Opinion on the Financial Statement – Statement of financial condition

We have audited the accompanying statement of financial condition of XP Investments US, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida
February 27, 2025

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, 545 NW 26th Street, Suite 800, Miami, Florida 33127
T: (305) 375 7400, www.pwc.com/us

XP Investments US, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	2,709,153
Due from broker dealers		74,247,831
Accounts receivable, net of allowance of $336,934		3,974,349
Securities owned, at fair value		95,131,997
Prepaids and other assets		6,217,997
Operating lease right of use asset, net		11,335,771
Property and equipment, net, of accumulated depreciation of $2,789,441		1,824,237
Due from affiliates		316,965
Deferred tax assets, net		5,665,130
Rent security deposit		390,028
Total assets		**201,813,458**

Liabilities and Member's Equity

Accrued expenses and other liabilities		21,625,446
Lease liabilities		12,884,797
Securities sold, not yet purchased, at fair value		69,734,012
Due to affiliates		487,359
Income tax payable to Parent		251,712
Total liabilities		**104,983,326**

Commitments and Contingencies (Note 6)

Member's Equity		**96,830,132**
Total liabilities and member's equity	$	**201,813,458**

XP Investments US, LLC
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Summary of Significant Accounting Policies

XP Investments US, LLC ("the Company") is a securities broker-dealer which principally serves institutional investors. The Company was formed on December 29, 2010 in the State of Delaware. The Company is a wholly owned subsidiary of XP Holdings International, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") as of October 27, 2011. On December 22, 2012, the Company became a member of the National Futures Association (the "NFA"). On January 30, 2023, the Company became a swap dealer with the NFA and Commodity Futures Trading Commission (the "CFTC"). Additionally, the Company is a member of the Securities Investor Protection Corporation (the "SIPC"). SIPC provides limited coverage to investors on their brokerage accounts if the brokerage firm becomes insolvent. SIPC also, in many cases, protects customers from unauthorized trading in, or theft from, their securities accounts.

The Company generates revenue principally by providing securities trading and brokerage services to institutional investors in the United States and Latin American countries. Revenue for these services could vary based on the performance of financial markets around the world.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Transactions
Securities transactions are reported on a trade-date basis, and securities owned, at fair value are valued at quoted market or dealer quotes. Proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade-date basis.

Securities sold, not yet purchased represent obligations to purchase securities at a future date at the then-current fair value. Because securities sold, not yet purchased at fair value represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased.

The Company uses Pershing, LLC, Interactive Brokers, LLC, Marex Group Capital, APEX Clearing Corp. and RJ O'Brien & Associates LLC (the "Clearing Firms") to process its customers' securities transactions and to provide custodial and other services. The Company pays fees on a trade-basis for securities transactions and interest on balances due to these firms.

The Company uses HSBC Securities Inc. for the execution and clearing of derivatives transactions and shall maintain with HSBC at all times cash, US government securities and other collateral that HSBC deems acceptable to satisfy all initial or ongoing margin requirements. The Company also uses the prime broker NatWest Markets PLC in relation to FX transactions. The Company pays service fees for interest rate swaps transactions and FX transactions.

<u>Due from broker-dealer and clearing organizations</u>
Receivable from broker dealers include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing firms and settled daily between the clearing firms and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. As of December 31, 2024, due from broker dealer was $74,247,831, including $2,000,000 in restricted cash and a $750,000 deposit held by Natwest reflected in prepaids and other assets. Historically, the clearing firms have demonstrated the ability to continuously, without delay or interruptions, make the Company's cash balances available to the Company and no credit losses were recognized during the year. The Company continually reviews the credit quality of its counterparties and clearing firms.

<u>Receivables from customers</u>
Receivable from customers include fees earned on Foreign Exchange Transactions ("FOREX") and other short-term receivables. The Company considers forward-looking information and expectation of losses in developing and documenting the allowance at inception and each reporting period, instead of basing the allowance only on incurred losses. Also, the Company determines if an allowance should be recognized even for current receivables that are not yet past due. At December 31, 2024, accounts receivable were $4,311,282 and the Company recognized $336,934 in allowance for doubtful accounts for the year ended December 31, 2024. Given that the Company primarily serves institutional investors, the credit risk associated with receivables due from these customers is low.

Recent Accounting Pronouncements
Changes are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification ("ASC"). There were no new relevant ASUs issued during the current fiscal year. The ASU 2023-07 "Segment Reporting" (Topic 280) was issued and adopted by the Company. Refer to FN 12 regarding the Company's single reportable segment.

Cash and cash equivalents and restricted cash
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits. The Company refers to money that is held for a specific purpose and therefore not available to the Company for immediate or general business use as restricted cash.

Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Expenditures that materially increase the useful lives of property and equipment are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the useful life of those leasehold improvements and the remaining lease term, ranging from three to ten years.

Operating lease right of use
The Company records an asset and liability at the present value of the lease payments as reflected on the statement of financial condition. Right-of-use assets are subject to the same considerations as other nonfinancial assets, such as property, plant, and equipment.

Restricted stock units

The Parent established the Restricted Stock Plan ("RSU Plan") approved by the Board of Director's on December 6, 2019 and the first grant of units under the RSU Plan was on December 10, 2019. Under the RSU plan, units are awarded at no cost to the recipient upon their grant date. RSUs are usually granted on an annual basis, their vesting conditions are service-related and they vest at a rate determined in each granted date. The limit to vest is determined at the grant date of each new grant. After the vesting periods, common shares will be issued to the recipients.

If an eligible participant ceases to be employed by the Company within the vesting period, their rights will be forfeited, except in limited circumstances that are approved by the Company's Board of Directors.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to estimate fair value which include the following:

- Estimation of fair value based on equity transactions with third parties close to the grant date;
- Estimation of the turnover rate using historical data and expected trends.

Income taxes

The Company is a wholly owned subsidiary of the Parent and is considered a disregarded entity for income tax purposes. Accordingly, the Company's results are included in the consolidated federal and state income tax returns of the Parent. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns. Therefore, any overpayment of taxes is subject to reimbursement by the Parent.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no uncertain tax positions that are not more likely than not to be sustained as of December 31, 2024. See Note 8, Income Taxes.

Fair Value

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk.

The following represents financial instruments in which the ending balances at December 31, 2024 were not carried at fair value in accordance with U.S. GAAP on the statement of financial condition.

Cash and cash equivalents are classified as Level 1 under the fair value hierarchy. Receivables and other assets: Deposits with and receivables from broker-dealers, clearing organizations, receivables from clients, net, and certain other assets are recorded at amounts that approximate fair value due to their short-term nature and are classified as Level 2 under the fair value hierarchy. Payables: Payables to clients and payables to brokers-dealers, clearing organizations, and counterparties are recorded at amounts that approximate fair value due to their short-term nature. They are classified as Level 2 under the fair value hierarchy.

2. **Cash and Cash Equivalents and Restricted cash**

The Company has $2,000,000 on deposit with a Clearing Firm as part of its clearing agreement. This amount is included in due from broker dealers on the statement of financial condition. The Company has $750,000 on deposit with a financial institution as part of a guarantee agreement, which is included in prepaids and other assets on the statement of financial condition. The Company also has $50,737 at a financial institution in a special reserve account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3 as it relates to commission rebate from brokers, which is reflected in cash and cash equivalents on the statement of financial condition.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the statement of financial condition to the statement of changes in cash flows.

During the ordinary course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company had balances in excess of insured limits of $2,209,153 as of December 31, 2024.

Cash and cash equivalents	$ 2,709,153
Restricted cash	2,750,000
Total cash and restricted cash at the end of year	$ 5,459,153

3. **Property and Equipment**

Property and equipment consist of the following:

Office equipment	$ 2,417,903
Furniture and fixtures	924,986
Leasehold improvements	1,270,790
	4,613,679
Less: accumulated depreciation and amortization	(2,789,441)
Net property and equipment	$ 1,824,237

4. **Operating lease right of use assets**

The Company is obligated under three non-cancelable leases for office space and one sublease, expiring in October 2026, February 2029 and December 2029. Furthermore, the Company executed two equipment lease agreements expiring in March 2029 and May 2029. The Company records an asset and liability at the present value of the lease payments, as reflected during the year ended December 31, 2024 on the statement of financial condition. Lease expense is recorded on a straight-line basis plus the implicit interest expense. The discount rate, based on the incremental borrowing rate of the Company, was 6.51%.

	Right-of-use assets	Lease liabilities	Total lease expense
As of December 31, 2023	$ 13,480,178	$ (15,201,806)	
Additions (i)	44,229	(44,229)	
Lease expense	(2,188,636)	(918,948)	(3,107,584)
Payment of lease liabilities		3,280,186	
As of December 31, 2024	$ 11,335,771	$ (12,884,797)	$ (3,107,584)

    (i)   The Company executed two equipments lease agreements for three years, with commencement date in August and December 2024.

On November 8, 2024, the Company modified its current Miami lease agreement, to reflect a prospective move to a new office space in the same building. As of December 2024, the new office space was not available for use or improvements. The lease liability and related right-of-use asset for the new office space will be recorded on the yet to be determined commencement date of the new lease. As of December 31, 2024, there was no change to the current lease liability and related right-of-use asset.

5. Commitment and Contingencies

<u>Commitments</u>

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of financial instruments. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

<u>Legal Matters</u>

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

6. Fair Value Measurements

FASB ASC 820-10 *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and, other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3.

Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statement are reasonable and are appropriately classified in the fair value hierarchy. There were no instances in which unobservable inputs were used as of December 31, 2024.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned - Corporate Bonds	$ -	$ 89,712,120	$ -	$ 89,712,120
Securities owned - US Treasuries	-	4,432,423	-	4,432,423
Securities owned - Sovereign Debt	-	962,802	-	962,802
Cleared swaps	-	13,061	-	13,061
Securities owned - Other	-	11,591	-	11,591
	-	95,131,997	-	95,131,997
Liabilities				
Securities sold not yet purchased - Corporate Bonds	$ -	$ 34,200,863	$ -	$ 34,200,863
Securities sold not yet purchased - US Treasuries	-	25,618,391	-	25,618,391
Securities sold not yet purchased - Sovereign Debt	-	9,829,595	-	9,829,595
Cleared swaps	-	85,163	-	85,163
	$ -	$ 69,734,012	$ -	$ 69,734,012

8. **Income Taxes**

The Company recorded an income tax expense of $5,184,526 for the year ended December 31, 2024 which would be the Company's tax expense if the Company filed income taxes under the separate return method. During 2024, the Company made payments totaling $8,853,999 to the Parent, and has a deferred tax asset of $5,665,130, reflected on the statement of financial condition.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more-likely-than-not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed annually by the Company based on the consideration of all available positive and negative evidence using a "more-likely-than-not" standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with loss carryforwards not expiring unused and tax planning alternatives. The Company believes there is sufficient positive evidence, along with the current cumulative income position and the forecasts of future profitability that, support the decision that a valuation allowance is not required. The Company believes it is more-likely-than-not that it will realize its deferred tax assets.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 – Income Taxes. Using the guidance, tax positions initially need to be recognized in the financial statement when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2024, the Company had an income tax payable, inclusive of its reserve for uncertain tax positions, to its Parent of $2,796,440, included in "Income taxes payable to Parent" on the statement of financial condition.

As of December 31, 2024, the Company's federal, state, and local income tax returns for years ended 2021 through 2023 thereafter are open to examination by the relevant authorities. There are no ongoing audits. In the next twelve months, the Company does not expect there will be material changes to its unrecognized tax benefits.

The temporary differences that created deferred tax assets and liabilities are as follows as of December 31, 2024:

Deferred Tax Assets	
Lease liabilities	$ 2,981,977
Bonus compensation	3,040,850
RSUs	1,742,018
Other deferred tax assets	649,604
	8,414,449
Deferred Tax Liabilities	
Operating lease right-of-use asset	(2,623,480)
Other deferred tax liabilities	(125,839)
Deferred tax liabilities	(2,749,319)
Deferred Income Tax Assets, net	$ 5,665,130

9. Net Capital Requirements

The Company is subject to the "SEC" Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As a registered swap dealer, the Company is subjected to a minimum net capital requirement per CFR 23.101.(a)(1)(ii)(A).

At December 31, 2024, the Company had net capital of $74,263,106 which was $72,668,869 in excess of its SEC minimum requirement of $1,594,237. For CFTC purposes, the Company had excess net capital of $54,263,106, based on its minimum required capital of $20,000,000. The Company's net capital ratio was 0.32 to 1.

10. Related Party Transactions

As of December 31, 2024, the Company recorded a receivable due from XPI of $231,120.

The Company has an expense sharing agreement with XPI which requires the allocation among the parties of certain back office support and general operational routines, compliance services and employee expenses. The expense allocation is fixed based on the number of full-time employees assigned to this area. As of December 31, 2024, the Company recorded a payable due to XPI of $87,010.

The Company also has a service agreement with XP UK that provides services to the Company's futures desk. The expense allocation is fixed based on the number of full-time employees assigned to this area. As of December 31, 2024, the Company recorded a payable due to XP UK of $145,989.

The Company also has a sub-brokerage agreement with XPI for the receipt of execution and clearing services through a Clearing Firm for client transactions introduced by XPI. As of December 31, 2024, the Company recorded a payable due to XPI of $815,506 for this arrangement.

The Company also has a service agreement with XPI and Banco XP S.A ("XP Bank") which receives the benefits of services provided by the Company and requires the allocation among the parties of employees expenses. The Company recorded a receivable due from XPI and XP Bank of $370,268 and $183,170, respectively as of December 31, 2024.

The Company also has an expense sharing agreement with XP Advisory US, Inc ("XP Advisory"), which receives the benefit of services provided by the Company and requires the allocation among the parties of certain back office support and general operational routines, compliance services and employee expenses. The Company recorded a receivable due from XP Advisory of $133,795 as of December 31, 2024.

The Company also has a reimbursement agreement with XP Inc. XP Inc. had created a long-term incentive plan, which certain executives, directors, employees and other service providers ("Beneficiaries") hired by the Company would be granted a certain number of restricted stock units representing the right to receive shares to be issued by XP Inc upon the satisfaction of certain conditions and vesting requirements, pursuant to the respective contracts . The Company, as subsidiary of XP Inc, benefits from the RSU Plan offered to its local Beneficiaries and is required to reflect the corresponding expenses in its local books, regardless of the fact that the equity-settlement is made by XP Inc. The RSUs awarded and the respective shares under the Plan are issued by XP Inc, that bears the financial and economic costs of the Plan on behalf of the Company.The Company agrees to reimburse XP Inc. for all the expenses and costs regarding the RSUs awarded and the respective shares delivered by XP Inc to the beneficiaries of the Company.

11. Risk Concentrations

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are primarily provided by a Clearing Firm whose principal office is in Jersey City, New Jersey. At December 31, 2024, $64,958,529 of the due from broker-dealers total amount reflected on the accompanying statement of financial condition is held by and due from this clearing broker.

The Company has agreements with four other U.S. based broker-dealers for the clearing of futures and certain other trades, two prime brokerage agreement, and an agreement with a Brazilian-based financial institution for the clearing and custody of foreign securities and currencies. At December 31, 2024, $7,289,302 of the due from broker dealers and $2,750,000 in restricted cash reflected on the accompanying statement of financial condition is held by and due from these clearing brokers.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its Clearing Firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

12. Segment Reporting

The CODM considers the Company as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. Disaggregated information is only reviewed at the revenue level, with no corresponding detail at any margin or profitability levels.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, riskless transactions and agency transactions. The Chief Operating Decision Maker ("CODM"), who is the Chief Executive Officer ("CEO") and the Board of Directors ("BoD"), represented by the officers of the Company, utilizes net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single

operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company's assets for this one reportable segment can be determined by reference to the statement of financial condition.

13. Subsequent Events

The Company has evaluated its subsequent events through February 27, 2025, the date that this financial statement was available to be issued. There were no additional subsequent events requiring disclosure.